FORM 6-K.

SECURITIES AND EXCHANGE COMMISSION

        Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey House, 2 Triton Square, Regent’s Place
London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes . . . . . . . No . . .X. . . .

Abbey National Plc (“Abbey”)10

March 2004

Abbey announces the completion of the sale of Royal Saint Georges Banque to GE Capital Bank France

Abbey (LSE: ANL.L) announces that, with all conditions having been satisfied, the sale of Royal Saint Georges Banque to GE Capital Bank France, part of the General Electric Company (NYSE: GE), was duly completed on Wednesday 10 March 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Date: 11 March 2004	By /s/ Jon Burgess

Jon Burgess Investor relations